[CGGVeritas Letterhead]
Chris White
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
June 17, 2009
Compagnie Générale de Géophysique-Veritas
Form 20-F for the Fiscal Year ended December 31, 2008
Filed April 22, 2009
(File No. 1-14622)
Dear Mr. White
I refer to the Staff’s comment letter dated May 27, 2009 on the above-referenced Annual Report (the “Annual Report”) on Form 20-F of Compagnie Générale de Géophysique-Veritas (the “Company”). Set forth below in detail are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below, prior to the response.
This letter has been prepared in consultation with Linklaters, our U.S. and French legal counsel, and has been reviewed by Ernst & Young Audit and Mazars, the Company’s auditors.
Form 20-F for the Fiscal Year ended December 31, 2008
After sales, page F-9
After sales volume agreements, page F-9
1.	For both your after sales and after sales volume agreements, please tell us the following:
•	The specific accounting literature upon which you rely when recognizing revenue upon the client executing a valid license agreement and being granted access to the data instead of recognizing revenue straight-line over the term of the license agreement or otherwise deferring a portion of the revenue
Response

The Company’s revenue recognition policies related to after-sales are based on IAS 18.14 and paragraph 20 of the appendix to IAS18.
Paragraph 20 of the appendix to IAS 18 states that “An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. An example is a licensing agreement for the use of software when the licensor has no obligations subsequent to delivery.”
In an after-sale agreement, the Company grants access to the seismic data for a fixed and non-refundable price without any subsequent obligation by the Company after the delivery of the seismic data. As a sale of goods, the delivery corresponds to the transfer of risks and rewards. As mentioned in the notes to the financial statements included in the Annual Report, the Company provides the seismic data on magnetic cartridges that are sometimes subject to technical malfunctions in the copying of data. The Company provides a warranty of technical conformity only. This provision is not a right-of-return of the data, since the client can only request the replacement of the magnetic cartridge if the cartridge it originally received does not function. The cost of providing new magnetic cartridges is negligible.
In addition to IAS 18.14 and paragraph 20 of the appendix to IAS 18, the Company applies IAS 18.13 for after-sales volume agreements. These agreements enable the client to select and access specific blocks for a limited period of time. The Company recognizes revenues only when the client has selected the seismic data and the revenue can be reliably estimated.
•	If you rely upon paragraph 25 of IAS 18, explain why you consider the grant of access to be a much more significant act under the terms of your agreements than any other acts; in this regard, tell us what obligations you have to the client after access to the data is granted
Response

The Company does not specifically rely upon IAS18.25 because the services associated with the license agreements could not be considered rendered for the duration of the license, and because the Company has no obligation after the delivery of the data.
•	The length of the license agreements
Response

The length of the license agreements does not differ between our after sales and after sales volume agreements. The length of these license agreements depends on the location of the seismic data. They are generally 25 years in the United Sates of America and 10 years in Brazil.
•	The terms of the warranty agreements
Response

The Company’s warranty agreements do not differ between after sales and after sales volume agreements. The Company only warrants that:

-	it “owns or controls the ownership rights in the seismic data and has full authority and power to grant to licensee the use rights”,

-	“data delivered to licensee are, to the best of the knowledge, information and belief of the Company, prepared in accordance with accepted practices of the geophysical profession; however licensee acknowledges it is accepting all data subject to this license “as is” and the Company makes no representation or warranty, express or implied, with respect to the quality, accuracy or usefulness of such data”, and

-	it “will correct any defect by resending the media”.
•	How the economic benefits of the agreements are transferred to the client at the time the client is granted access
Response

Once a client has been granted access to the seismic data, that client has the ability to use it freely and immediately. The Company transfers all risks and rewards when the delivery of the seismic data occurs.
•	Why you do not consider these agreements to be royalty arrangements
Response

We do not consider these agreements to be royalty arrangements because there is neither a royalty fee payable to the Company subsequent to the sale of the seismic data nor an obligation on the Company’s part subsequent to the sale of the seismic data, for instance to maintain or update the data.
* * *
On behalf of the Company, the undersigned hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments regarding the foregoing, please contact me by telephone at +331 64 47 38 58 or by fax at + 331 64 47 34 29.
Yours sincerely
/s/ Stéphane-Paul Frydman
Chief Financial Officer

cc:	Gary Newberry, U.S. Securities and Exchange Commission

Sandra Eisen, U.S. Securities and Exchange Commission

Beatrice Place-Faget/ Coralie Gross, Compagnie Générale de Géophysique-Veritas

Franck Mauroy, Compagnie Générale de Géophysique-Veritas

Philippe Diu, Ernst & Young Audit

Nicolas Pfeuty, Ernst & Young Audit

Xavier Charton, Mazars

Olivier Thireau, Mazars

Luis Roth, Linklaters LLP

Thomas O’Neill, Linklaters LLP